UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-56009

CUSIP Number: 92853W104

(Check One)

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-CEN

For the Transition Period Ended:________________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Vivi Holdings, Inc.

Address of Principal Executive Office:  951 Yamato Road, Suite 101

Boca Raton, Florida 33431

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Additional time is required to complete the Registrant’s Quarterly Report on Form 10-Q, to finalize the June 30, 2019 financial statements and the review of the Quarterly Report and financial statements by the Registrant’s independent public accountants.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gaston Pereira	(561) 717-4138
Name	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A

Cautionary Note Regarding Forward-Looking Statements:

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding our expectations regarding the timing of the filing of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 and expectations concerning our financial results for the quarterly period ended June 30, 2019. These statements are based on the Registrant’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. Unless required by law, we do not intend to update any of the forward-looking statements after the date of this Form 12b-25 or to conform these statements to actual results. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. A description of risks that could cause our results to vary appears under the section titled “Risk Factors” in our Registration Statement on Form 10 filed May 7, 2019 with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements.

Vivi Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2019	By:	/s/ Gaston Pereira
Gaston Pereira, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Annex A

We expect a net loss of approximately $21,000,000 for the three months ended June 30, 2019, as compared to approximately $16,000,000 in net loss for the three months ended June 30, 2018. This increase in net loss was driven substantially by large increases in non-cash expenses, including issuances of common stock for services, issuances of common stock for contracts and licenses, and increases in stock option expenses. Personnel, Consulting and Labor Costs also increased in the three months ended June 30, 2019, as compared to the corresponding quarter in 2018, due to increases in personnel and other overhead necessary to the development and preparation of the launch of the Registrant’s virtual payment platform, ViviPay.